BDO Dunwoody LLP Chartered Accountants and Advisors	#604 - 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Fax: (604) 689-9773

May12, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for GTX Corp., Inc. (the “Company”). We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K dated May 7, 2008 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,

“BDO Dunwoody, LLP”

BDO Dunwoody, LLP

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario